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Exhibit 12—page 1 of 2

OWENS-ILLINOIS, INC.

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND
EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS
(Millions of dollars, except ratios)

	Years ended December 31,
	2003	2002	2001
Earnings (loss) before income taxes, minority share owners' interests and cumulative effect of accounting change	$(1,090.7)	$1.2	$660.6
Less: Equity earnings	(27.1)	(27.0)	(19.4)
Add: Total fixed charges deducted from earnings	501.4	449.8	454.9
Proportional share of pre-tax earnings of 50% owned associates	8.1	13.3	10.4
Dividends received from less than 50% owned associates	31.1	29.2	18.2

Earnings available for payment of fixed charges	$(577.2)	$466.5	$1,124.7

Fixed charges (including the Company's proportional share of 50% owned associates):
Interest expense	$467.1	$414.0	$420.7
Portion of operating lease rental deemed to be interest	10.8	12.7	14.3
Amortization of deferred financing costs and debt discount expense	23.5	23.1	19.9

Total fixed charges deducted from earnings	$501.4	$449.8	$454.9
Preferred stock dividends (increased to assumed pre-tax amount)	30.3	30.7	36.7

Combined fixed charges and preferred stock dividends	$531.7	$480.5	$491.6

Ratio of earnings to fixed charges		1.0	2.5
Deficiency of earnings available to cover fixed charges	1,078.6
Ratio of earnings to combined fixed charges and preferred stock dividends			2.3
Deficiency of earnings available to cover combined fixed charges and preferred stock dividends	1,108.9	14.0

EXHIBIT 12—Page 2 of 2

	Years ended December 31,
	2000	1999
Earnings before income taxes and minority share owners' interests	$(391.6)	$496.6
Less: Equity earnings	(19.8)	(22.3)
Add: Total fixed charges deducted from earnings	499.2	453.6
Proportional share of pre-tax earnings of 50% owned associates	11.0	10.6
Dividends received from less than 50% owned associates	14.5	9.8

Earnings available for payment of fixed charges	$113.3	$948.3

Fixed charges (including the Company's proportional share of 50% owned associates):
Interest expense	$476.6	$418.2
Portion of operating lease rental deemed to be interest	12.5	26.5
Amortization of deferred financing costs and debt discount expense	10.1	8.9

Total fixed charges deducted from earnings	$499.2	$453.6
Preferred stock dividends (increased to assumed pre-tax amount)	21.7	35.5

Combined fixed charges and preferred stock dividends	$520.9	$489.1
Ratio of earnings to fixed charges		2.1
Deficiency of earnings available to cover fixed charges	385.9
Ratio of earnings to combined fixed charges and preferred stock dividends		1.9
Deficiency of earnings available to cover combined fixed charges and preferred stock dividends	407.6

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  Exhibit 12